Exhibit 99.1

PRESS RELEASE Brussels, 31 October 2014 – 1 / 18

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter and Nine Months 2014 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q14 and 9M14 versus the same period of last year. For important notes and disclaimers please refer to page 13

•	Revenue growth: Revenue grew by 2.3% in 3Q14 and by 5.3% in 9M14, with revenue per hl growth of 5.0% in 3Q14 and 4.5% in 9M14. On a constant geographic basis, revenue per hl grew by 4.9% in 3Q14 and by 5.2% in 9M14

•	Volume performance: Total volumes in 3Q14 declined by 2.6%, with own beer volumes decreasing by 2.7%, while non-beer volumes declined by 0.9%.

•	US beer sales-to-wholesalers (STWs) declined by 3.7%, with selling-day adjusted sales-to-retailers (STRs) declining by 1.9%

•	Volumes in Mexico grew by 2.9%, with strong performances by Corona, Bud Light and Victoria

•	Beer volumes in Brazil grew by 0.2%, being impacted by a soft consumer environment

•	Volumes in China declined by 4.9%, mainly due to cold temperatures in August and September.

In 9M14, total volumes grew by 0.8%, with own beer volumes up 0.6% and non-beer volumes up 2.6%

•	Focus Brands: Volumes of our global brands grew by 3.1% in 3Q14, led by global Corona which grew by 6.7%, and global Budweiser which grew by 2.8%. Our total Focus Brands volumes declined by 1.0% in the quarter

•	Cost of Sales: Cost of Sales (CoS) increased by 2.9% in 3Q14, and by 5.6% on a per hl basis, driven by higher depreciation charges related to recent investments in Brazil, and additional packaging costs in Mexico related to higher than expected demand for Corona. In 9M14, CoS grew by 1.8%, and by 1.0% on a per hl basis. On a constant geographic basis, CoS per hl increased by 6.7% in 3Q14 and by 2.6% in 9M14

•	EBITDA: EBITDA grew by 1.3% in 3Q14 to 4 745 million USD, with a margin contraction of 37 bps to 38.8%. A strong revenue per hl performance in the quarter was partly offset by the difference between STWs and STRs in the US, the phasing of our revenue management initiatives in Brazil, and a very tough comparable in Mexico cost synergies. In 9M14, EBITDA grew by 6.9% to 13 476 million USD with a margin of 38.5%, an improvement of 59 bps

•	Net finance costs: Net finance costs (excl. non-recurring net finance costs) were 366 million USD in the quarter, compared to 562 million USD in 3Q13, driven by lower interest expense and currency gains, while 3Q13 net finance costs included negative currency results

•	Income taxes: Income tax expense in 3Q14 was 684 million USD, with a normalized effective tax rate (ETR) of 19.7%, compared to an income tax expense of 699 million USD in 3Q13 and a normalized ETR of 21.3%. The normalized ETR in 9M14 was 18.9% compared to 18.1% in 9M13

•	Profit: Normalized profit attributable to equity holders of AB InBev increased in nominal terms to 2 315 million USD in 3Q14 from 2 205 million USD in 3Q13. Normalized profit attributable to equity holders of AB InBev increased in nominal terms to 6 345 million USD in 9M14 from 5 562 million USD in 9M13

•	Earnings per share (EPS): Normalized EPS increased to 1.42 USD in 3Q14 from 1.36 USD in 3Q13. Normalized EPS increased to 3.89 USD in 9M14 compared with 3.45 USD in 9M13

•	Interim Dividend: The AB InBev Board has approved an interim dividend of 1.00 EUR per share for the fiscal year 2014. The shares will trade ex-coupon as of 12 November 2014, and dividends will be payable as from 14 November 2014. The record date will be 13 November 2014

PRESS RELEASE Brussels, 31 October 2014 – 2 / 18

Figure 1. Consolidated performance (million USD)
	3Q13 Reported	3Q13 Reference Base	3Q14	Organic growth
Total Volumes (thousand hls)	119 664	119 664	120 651	-2.6%
AB InBev own beer	107 907	107 907	108 527	-2.7%
Non-beer volumes	11 206	11 206	11 105	-0.9%
Third party products	551	551	1 019	-1.0%
Revenue	11 729	11 712	12 239	2.3%
Gross profit	6 972	6 962	7 273	1.9%
Gross margin	59.4%	59.4%	59.4%	-24 bp
Normalized EBITDA	4 664	4 659	4 745	1.3%
Normalized EBITDA margin	39.8%	39.8%	38.8%	-37 bp
Normalized EBIT	3 908	3 904	3 895	-0.7%
Normalized EBIT margin	33.3%	33.3%	31.8%	-98 bp

Profit attributable to equity holders of AB InBev	2 366		2 499
Normalized profit attributable to equity holders of AB InBev	2 205		2 315

Earnings per share (USD)	1.44		1.53
Normalized earnings per share (USD)	1.36		1.42

	9M13 Reported	9M13 Reference Base	9M14	Organic growth
Total Volumes (thousand hls)	315 497	335 344	345 646	0.8%
AB InBev own beer	281 038	300 884	309 359	0.6%
Non-beer volumes	32 930	32 931	33 774	2.6%
Third party products	1 529	1 529	2 513	1.5%
Revenue	31 484	33 787	35 045	5.3%
Gross profit	18 372	19 707	20 925	7.8%
Gross margin	58.4%	58.3%	59.7%	138 bp
Normalized EBITDA	11 989	12 748	13 476	6.9%
Normalized EBITDA margin	38.1%	37.7%	38.5%	59 bp
Normalized EBIT	9 838	10 439	11 076	7.0%
Normalized EBIT margin	31.2%	30.9%	31.6%	51 bp

Profit attributable to equity holders of AB InBev	11 875		6 689
Normalized profit attributable to equity holders of AB InBev	5 562		6 345

Earnings per share (USD)	7.36		4.10
Normalized earnings per share (USD)	3.45		3.89

Figure 2. Volumes (thousand hls)
					Organic growth
	3Q13 Reference base	Scope	Organic growth	3Q14	Total Volume	Own beer volume
North America	33 243	211	-1 171	32 283	-3.5%	-3.5%
Mexico	9 311	—	267	9 578	2.9%	2.9%
Latin America - North	28 830	11	-33	28 808	-0.1%	0.3%
Latin America - South	8 167	—	188	8 355	2.3%	3.3%
Europe	13 119	37	-1 243	11 912	-9.5%	-9.5%
Asia Pacific	23 022	5 592	-1 087	27 527	-4.7%	-4.7%
Global Export and Holding Companies	3 972	-1 849	65	2 187	3.0%	3.1%
AB InBev Worldwide	119 664	4 000	-3 013	120 651	-2.6%	-2.7%

					Organic growth
	9M13 Reference base	Scope	Organic growth	9M14	Total Volume	Own beer volume
North America	93 968	496	-1 660	92 805	-1.8%	-1.8%
Mexico	28 451	—	503	28 954	1.8%	1.8%
Latin America - North	84 654	21	4 498	89 173	5.3%	5.9%
Latin America - South	25 540	—	239	25 779	0.9%	1.3%
Europe	36 479	41	-2 374	34 146	-6.5%	-6.7%
Asia Pacific	54 543	11 526	992	67 062	1.8%	1.8%
Global Export and Holding Companies	11 708	-4 321	340	7 726	4.6%	4.6%
AB InBev Worldwide	335 344	7 764	2 539	345 646	0.8%	0.6%

PRESS RELEASE Brussels, 31 October 2014 – 3 / 18

MANAGEMENT COMMENTS

This quarter was marked by a solid underlying commercial performance in our top markets, with revenues growing by 2.3%, and revenue per hl growing by 4.9%, on a constant geographic basis. However, EBITDA grew by only 1.3%, as a result primarily of: the difference between STWs (-3.7%) and STRs (-1.9%) in the US; the phasing of our revenue management initiatives in Brazil (beer net revenue per hl growing by only 1.2%); and a very tough comparable in Mexico cost synergies which represents approximately four percentage points of organic EBITDA growth at the consolidated level.

We believe that the third quarter was a one-off in terms of EBITDA performance, and is not reflective of expected future trends for the business. We have a clear strategy built around long term sustainable top-line growth, and are pleased with the direction in which we are heading.

We gained market share at the consolidated level, both in the quarter and in the nine months, with strong performances in Brazil and China, in particular, as well as improved share trends in the US, based on our estimates.

Our own beer volumes declined by 2.7% in the quarter, with Europe accounting for over 40% of this decline driven by Russia and Ukraine. However, we saw good progress in all four of our top markets:

•	In the US, our market share showed good improvement, declining by 30 bps compared to 65 bps in the second quarter, with good performances from Bud Light, Michelob Ultra, and our high end brands. We are also pleased that our investments in the On-premise are starting to deliver results

•	Our beer volumes in Mexico grew by 2.9%, the best volume performance since the closing of the combination with Grupo Modelo, with growth being driven by Corona, Bud Light and Victoria

•	We gained 100 bps of market share in Brazil, reaching 69.0%, with our beer volumes marginally ahead of the same period last year, despite a soft consumer environment. We continue to benefit from the momentum built by our mainstream brands during the FIFA World Cup, as well as strong volume growth from our premium brand portfolio, especially Budweiser

•	In China, our Focus Brands continue to perform well. Our market share increased organically by 70 bps to 15.7% in the first nine months of the year, and to 16.5% when including our recent acquisitions, based on our estimates. Industry beer volumes in China were impacted significantly by record cold temperatures in August and September, in contrast to record high temperatures last year.

We are continuing to invest behind our brands, with our Global and Focus brands performing ahead of the total portfolio. Volumes of our Global Brands grew by 3.1%, with particularly strong performances from Corona and Budweiser.

OUTLOOK

Our outlook for full year 2014 is as follows:

(i)	Volumes: We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in 1Q14. We expect the Mexican beer industry to return to growth in FY14, driven by a stronger economy, as well as our own commercial programs. We expect Brazil beer industry volumes to resume growth in FY14, helped by the 2014 FIFA World Cup. We expect a year of solid volume growth in China

(ii)	Revenue per hl: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid-single digits, driven by higher distribution expenses in Brazil, the US and Mexico

(v)	Sales & Marketing investments: We expect a low to mid-teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales and marketing investments to be weighted towards the first half of the year

PRESS RELEASE Brussels, 31 October 2014 – 4 / 18

(vi)	Net Finance Costs: We are amending our guidance on the average coupon on net debt. We now expect the average coupon on net debt to be at the lower end of our previous guidance of a 4.0% to 4.5% range. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs

(vii)	Effective Tax Rate: We are amending our guidance on the effective tax rate. Our previous guidance was for the normalized ETR in FY14 to be between 21% and 23%. We now expect the result in FY14 to be at the lower end of this range. We expect the normalized ETR to be in the range of 22% to 25% in the period 2015-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our previous guidance for net capital expenditure in FY14 was approximately 4.0 billion USD. We are amending this guidance to approximately 3.7 billion USD

(ix)	Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2.0x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	3Q13 Reference Base	3Q14	Organic growth
Total volumes (thousand hls)	30 660	29 566	-3.7%
Revenue	3 794	3 703	-2.6%
Normalized EBITDA	1 602	1 490	-7.1%
Normalized EBITDA margin	42.2%	40.2%	-197 bp

	9M13 Reference Base	9M14	Organic growth
Total volumes (thousand hls)	87 067	85 613	-1.8%
Revenue	10 804	10 788	-0.3%
Normalized EBITDA	4 544	4 677	-2.1%
Normalized EBITDA margin	42.1%	43.4%	-74 bp

In the United States, we estimate industry selling-day-adjusted STRs were down 1.3% in 3Q14, and down 0.8% in 9M14, an improvement over a reported decline of 2.2% in 9M13. Our own selling-day adjusted STRs were down 1.9% in 3Q14, and down 1.8% in 9M14.

Our STWs declined by 3.7% in 3Q14 and by 1.8% in 9M14. We have now completed the planned adjustments to wholesaler inventories, following the closing of labor negotiations at the beginning of 2Q14, and continue to expect STWs and STRs to converge, in absolute terms, on a full year basis.

Our market share performance in 3Q14 improved compared to the first half, based on our estimates. We estimate market share was down approximately 30 bps in the quarter, compared to a decline of 65 bps in 2Q14, and a decline of 55 bps in HY14. We are particularly pleased with our progress in the On-premise, which has been driven by the performance of Bud Light and our high end brands.

The Bud Light brand continues to make good progress. Bud Light STRs were down approximately 2% in 3Q14, leading to a loss in total market share of 20 bps, while gaining share of premium light, according to our estimates. This performance was driven by the new “Up For Whatever” campaign which was launched at the start of the year and which continued throughout the summer, as well as our new 25oz can and 16oz aluminum bottle packages. The Ritas family also performed well, delivering a market share gain of 10 bps, based on our estimates. We estimate that market share for the Bud Light family was down 20 bps in both 3Q14 and 9M14.

PRESS RELEASE Brussels, 31 October 2014 – 5 / 18

The total estimated market share of the Budweiser family was down approximately 40 bps in the quarter, with trends improving in recent weeks. In the coming months we expect the brand to benefit from the new 16oz re-closeable aluminum bottle which was extended to include Budweiser at the start of September.

Michelob Ultra continues to deliver strong share growth, with an estimated gain of 20 bps in the quarter. We estimate our other high end brands also grew share by an estimated 20 bps. Montejo, our authentic Mexican brand, is also off to a good start in the four pilot states of California, Texas, Arizona and New Mexico after the launch at the beginning of September.

Our Value brands had a strong quarter, driven by our 25oz can, gaining share of both the segment and the total market based on our estimates.

US beer only revenue per hl grew by 1.2% in the quarter and by 1.5% in 9M14. As expected, the third quarter result was impacted by a negative package mix from the 25oz can. This new package was launched in 4Q13, and so we anticipate having a more favorable comparable in the fourth quarter.

US EBITDA was down 7.1% in the quarter, with margin contraction of 197 bps. This result was driven by the difference between STWs and STRs, higher distribution expenses due to increased freight rates, and increased investment behind our brands. US EBITDA declined by 2.1% in 9M14, with an EBITDA margin contraction of 74 bps.

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	3Q13 Reference Base	3Q14	Organic growth
Total volumes (thousand hls)	9 311	9 578	2.9%
Revenue	1 150	1 132	8.2%
Normalized EBITDA	533	568	16.5%
Normalized EBITDA margin	46.3%	50.2%	357 bp

	9M13 Reference Base	9M14	Organic growth
Total volumes (thousand hls)	28 452	28 954	1.8%
Revenue	3 485	3 471	5.0%
Normalized EBITDA	1 369	1 630	25.8%
Normalized EBITDA margin	39.3%	47.0%	775 bp

We estimate Mexican beer industry volumes grew by low single digits in 3Q14, driven by a stronger economy and a good performance from our own Focus Brands. Our own volumes grew by 2.9% in the quarter, driven by the industry. The glass shortages, which negatively impacted both sales and cost of sales in the quarter, have improved at this point.

Our Focus Brands grew by mid-single digits in both 3Q14 and 9M14. The Corona brand family continued to perform well, growing by 4.6% in the quarter and by 8.3% in 9M14. We are also very pleased with the performance of Bud Light, with volumes more than doubling compared to 3Q13, and Victoria which responded well to a new campaign launched during the quarter. The renovation of the Modelorama chain is continuing, with the new store image providing improved consumer appeal and visibility for the Corona brand.

Beer revenue per hl grew by 4.4% in 3Q14 reflecting our revenue management initiatives, and brand mix driven by the strong performance of Bud Light.

Cost synergies realized during the third quarter amounted to approximately 10 million USD, against a tough comparable in 3Q13, when we reported cost synergies of over 200 million dollars. The total cost savings to date amount to approximately 725 million USD. We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the majority expected to come by the end of 2015.

PRESS RELEASE Brussels, 31 October 2014 – 6 / 18

Mexico EBITDA grew by 16.5% to 568 million USD in 3Q14, with an EBITDA margin enhancement of 357 bps to 50.2%, despite a tough cost synergies comparable. The increase in EBITDA was driven by the strong volume and revenue per hl performance, partly offset by additional packaging costs related to higher than expected demand for Corona in Mexico and overseas markets. Mexico EBITDA grew by 25.8% in 9M14, with EBITDA margin increasing to 47.0%.

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	3Q13 Reference Base	3Q14	Organic growth
Total volumes (thousand hls)	26 908	26 792	-0.4%
Beer volumes	19 635	19 676	0.2%
Non-beer volumes	7 272	7 116	-2.2%
Revenue	2 263	2 382	1.1%
Normalized EBITDA	1 240	1 210	-5.3%
Normalized EBITDA margin	54.8%	50.8%	-349 bp

	9M13 Reference Base	9M14	Organic growth
Total volumes (thousand hls)	79 482	83 636	5.2%
Beer volumes	58 328	61 895	6.1%
Non-beer volumes	21 154	21 741	2.8%
Revenue	7 033	7 209	10.7%
Normalized EBITDA	3 544	3 474	5.9%
Normalized EBITDA margin	50.4%	48.2%	-219 bp

Brazil beer industry volumes declined by 1.2% in 3Q14, based on our estimates, due to a soft consumer environment. We estimate that industry volumes grew by 5.9% in 9M14, benefiting from a strong summer and the FIFA World Cup.

Our total volumes declined by 0.4% in the quarter, with our beer volumes up 0.2% and our soft drinks volumes down 2.2%. Our year to date volume performance remains solid, with total volumes up 5.2%, beer volumes up 6.1% and soft drinks volumes up 2.8%.

Our beer market share performance has been strong all year. We estimate that our share in 3Q14 increased to 69.0%, an increase of 60 bps compared to 2Q14, and 100 bps compared to 3Q13. We estimate that our year-over-year market share for 9M14 was up 10 bps to 68.2%. Our premium brands continue to outperform the rest of the portfolio, with a strong performance by Budweiser, which expanded its position as the leading international brand in Brazil, based on our estimates.

Brazil beer revenue per hl increased by only 1.2% in the quarter, due to the phasing of our revenue management initiatives, and by 4.7% in 9M14. On a sequential basis, beer revenue per hl increased by 3.0%, reflecting the end of price promotions put in place during the FIFA World Cup. The consumer environment in Brazil continues to be challenging, and our pack price and returnables strategies, remain major business priorities.

Brazil EBITDA declined by 5.3% in 3Q14 to 1 210 million USD, with a margin decline of 349 bps to 50.8%. This result was due to the combined impact of flat volumes and the low revenue per hl growth. We also faced a difficult comparable in other operating income following the reporting of a gain in 3Q13 related to the favorable outcome of legal proceedings. Brazil EBITDA grew by 5.9% in 9M14, with an EBITDA margin contraction of 219 bps.

PRESS RELEASE Brussels, 31 October 2014 – 7 / 18

China

Key performance indicators

Figure 6. China (million USD)
	3Q13 Reference Base	3Q14	Organic growth
Total volumes (thousand hls)	22 962	23 543	-4.9%
Revenue	1 096	1 192	4.6%
Normalized EBITDA	228	271	20.0%
Normalized EBITDA margin	20.8%	22.7%	305 bp

	9M13 Reference Base	9M14	Organic growth
Total volumes (thousand hls)	54 337	59 102	1.7%
Revenue	2 703	3 127	11.1%
Normalized EBITDA	500	714	40.7%
Normalized EBITDA margin	18.5%	22.8%	493 bp

The beer industry in China was impacted significantly by cold weather in 3Q14, especially in the southeastern and central regions. This unfavorable weather contrasts with a long, hot summer last year, when our volumes grew by over 8% in 3Q13.

Our own volumes in China declined by 4.9% in 3Q14, and increased by 1.7% in 9M14 due to a strong first half growth of 6.5%. Our Focus Brands of Budweiser, Harbin and Sedrin, which represent nearly 75% of our portfolio, grew by 3.7% in the quarter, and by more than 8% in 9M14, with Budweiser continuing to perform very well, growing by double digits in both the quarter and nine months. We estimate that on an organic basis, we gained approximately 70 bps of market share in 9M14, reaching 15.7%. We estimate market share reached 16.5% in 9M14 when including our recent acquisitions.

We added Corona to our premium brand portfolio in China at the beginning of August. Brand volumes are very small today, but we expect significant growth in the medium to long term.

Revenue per hl grew by 8.3% in 3Q14 and by 8.5% in 9M14. This result was driven mainly by improved brand mix, with consumers trading up to our more premium priced brands, specifically Budweiser and Harbin Ice.

China EBITDA grew by 20.0% in 3Q14 driven by top-line growth and good cost management, partly offset by higher cost of sales and distribution expenses related to brand mix. EBITDA margin in 3Q14 increased by 305 bps to 22.7%. EBITDA grew by 40.7% in 9M14 with a margin improvement of 493 bps to 22.8%.

Highlights from our other top markets

Although the economy remains challenging, the trend of beer industry volumes in Argentina improved in 3Q14, in comparison to 2Q14, driven by warmer weather. Our own beer volumes grew by 2.9% in the quarter, driven mainly by industry performance, and were marginally ahead in 9M14.

Own beer volumes in Belgium declined by 7.2% in 3Q14, and were marginally down in 9M14. The result for the quarter was driven by very poor weather in July and August, against a difficult weather comparable, as well as inventory adjustments following the FIFA World Cup. We estimate that we gained market share in 9M14 with a strong performance in the On-premise channel.

In Canada, our beer volumes declined by 1.0% in both 3Q14 and 9M14, due to industry softness. We estimate that market share was flat in the quarter, with good performances by Bud Light and Stella Artois.

In Germany, own beer volumes declined by 7.4% in 3Q14 and by 3.3% in 9M14, driven by a weak industry and some share loss in the first eight months of the year for which data is available. Our volume performance continued to be impacted by promotional pressure, although we estimate that the market share of Beck’s and Franziskaner remained stable.

PRESS RELEASE Brussels, 31 October 2014 – 8 / 18

Our Russia beer volumes remain under pressure, declining by approximately 20% in 3Q14 and 14% in 9M14, due mainly to a weak industry and some estimated market share loss. Our focus continues to be the premiumization of our portfolio and striking the optimal balance between volume, revenue and profitability.

In South Korea, beer volumes were down 3.4% in 3Q14, mainly due to a weak industry, with flat share year over year.

In the United Kingdom, own products were down 9.8% in the quarter as a result of very favorable weather in 3Q13. Volumes were up 1.3% in 9M14. We estimate that we gained market share in 9M14 with a strong performance of our focus brands in the Off-premise.

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	3Q13 Reported	3Q13 Reference Base	3Q14	Organic growth
Revenue	11 729	11 712	12 239	2.3%
Cost of sales	-4 757	-4 750	-4 966	-2.9%
Gross profit	6 972	6 962	7 273	1.9%
Distribution expenses	-1 078	-1 076	-1 199	-9.0%
Sales and marketing expenses	-1 613	-1 610	-1 809	-7.2%
Administrative expenses	-663	-662	-651	3.5%
Other operating income/(expenses)	290	289	281	11.8%
Normalized profit from operations (normalized EBIT)	3 908	3 904	3 895	-0.7%
Non-recurring items above EBIT	-26		66
Net finance income/(cost)	-562		-366
Non-recurring net finance income/(cost)	170		103
Share of results of associates	5		2
Income tax expense	-699		-684
Profit	2 796		3 016
Profit attributable to non-controlling interest	430		517
Profit attributable to equity holders of AB InBev	2 366		2 499

Normalized EBITDA	4 664	4 659	4 745	1.3%
Normalized profit attributable to equity holders of AB InBev	2 205		2 315

	9M13 Reported	9M13 Reference Base	9M14	Organic growth
Revenue	31 484	33 787	35 045	5.3%
Cost of sales	-13 112	-14 080	-14 120	-1.8%
Gross profit	18 372	19 707	20 925	7.8%
Distribution expenses	-3 014	-3 241	-3 424	-7.9%
Sales and marketing expenses	-4 481	-4 862	-5 415	-11.1%
Administrative expenses	-1 737	-1 965	-2 010	-2.7%
Other operating income/(expenses)	698	800	1 000	6.5%
Normalized profit from operations (normalized EBIT)	9 838	10 439	11 076	7.0%
Non-recurring items above EBIT	6 253		-40
Net finance income/(cost)	-1 817		-1 614
Non-recurring net finance income/(cost)	151		341
Share of results of associates	288		13
Income tax expense	-1 548		-1 750
Profit	13 165		8 026
Profit attributable to non-controlling interest	1 290		1 337
Profit attributable to equity holders of AB InBev	11 875		6 689

Normalized EBITDA	11 989	12 748	13 476	6.9%
Normalized profit attributable to equity holders of AB InBev	5 562		6 345

PRESS RELEASE Brussels, 31 October 2014 – 9 / 18

Revenue

Revenue grew by 2.3% in 3Q14, with revenue per hl growth of 5.0%, driven by revenue management initiatives and brand mix improvements from our premiumization strategies. On a constant geographic basis, revenue per hl grew by 4.9%. In 9M14, revenue grew by 5.3% with revenue per hl growth of 4.5%, or 5.2% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS increased by 2.9% in 3Q14, and by 5.6% on a per hl basis. This performance was due to higher depreciation charges related to recent investments in Brazil, and additional packaging costs in Mexico related to higher than expected demand for Corona in both Mexico and overseas markets, partly mitigated by procurement savings and efficiency gains. On a constant geographic basis, CoS per hl increased by 6.7%. In 9M14, CoS increased by 1.8%, with a CoS per hl increase of 1.0%, or 2.6% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 9.0% in 3Q14 and by 11.9% on a per hl basis, mainly driven by increases in freight rates in the US, increased own distribution in Brazil, and increased expenses in Mexico. In Latin America South, distribution expenses increased by 27.1% per hectoliter due to higher fuel costs and wage increases for unionized workers. Distribution expenses increased by 7.9% in 9M14 and by 7.1% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 7.2% in 3Q14, with increased support for our brands, innovations and sales activations in most Zones. The increased investments include our FIFA World Cup activations at the start of the quarter, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs, and the new Bud Light summer campaign in the United States. Sales and Marketing investments increased by 11.1% in 9M14.

Administrative expenses

Administrative expenses decreased by 3.5% in 3Q14, mainly due to the timing of accruals for variable compensation and other overhead expenses. In 9M14, administrative expenses increased by 2.7%.

Other operating income

Other operating income increased by 11.8% in 3Q14, and by 6.5% in 9M14.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	3Q13	3Q14	9M13	9M14
Restructuring (including impairment losses)	-56	-29	-118	-80
Fair value adjustments	-5	—	6 410	—
Acquisition costs related to business combinations	-4	-3	-78	-71
Business and asset disposal (including impairment losses)	39	98	39	111

Impact on profit from operations	-26	66	6 253	-40

Normalized profit from operations excludes a non-recurring net gain of 66 million USD in 3Q14, primarily due to incremental proceeds from disposals in previous years. Non-recurring items in 9M14 were -40 million USD.

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	3Q13	3Q14	9M13	9M14
Net interest expense	-430	-377	-1 330	-1 260
Net interest on net defined benefit liabilities	-40	-37	-116	-95
Accretion expenses	-83	-79	-236	-237
Other financial results	-9	127	-135	-22

Net finance income/(cost)	-562	-366	-1 817	-1 614

PRESS RELEASE Brussels, 31 October 2014 – 10 / 18

Net finance cost (excluding non-recurring net finance cost) was 366 million USD in 3Q14 compared to 562 million USD in 3Q13. This decrease was driven by lower interest expenses and currency gains reported in other financial results, while 3Q13 included a negative currency result. Other financial results also includes a mark to market gain of 144 million USD linked to the hedging of our share-based payment programs. This compares to a gain of 192 million USD in 3Q13. The number of shares covered by the hedging of our share-based payment programs and the share prices at the beginning and end of the third quarter, are shown in figure 10 below. Net finance costs in 9M14 were 1 614 million USD, compared to 1 817 million USD in 9M13.

Figure 10. Share-based payment hedge
	3Q13	3Q14	9M13	9M14
Share price at the start of the period (Euro)	68.39	83.90	65.74	77.26
Share price at the end of the period (Euro)	73.58	88.12	73.58	88.12
Number of equity instruments (millions)	28.3	28.7	28.3	28.7

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	3Q13	3Q14	9M13	9M14
Mark-to-market adjustment	170	103	251	341
Other	—	—	-100	—

Non-recurring net finance income/(cost)	170	103	151	341

Non-recurring net finance results were 103 million USD in 3Q14 resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. This compares to a reported gain of 170 million USD in 3Q13. The deferred share instrument was hedged at an average price of approximately 68 EUR per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	3Q13	3Q14	9M13	9M14
Share price at the start of the period (Euro)	68.39	83.90	65.74	77.26
Share price of additional hedges acquired during the period (Euro)	71.98	—	69.47	—
Share price at the end of the period (Euro)	73.58	88.12	73.58	88.12
Number of deferred share instruments at the start of the period (millions)	21.5	23.1	9.5	23.1
Number of deferred share instruments at the end of the period (millions)	23.0	23.1	23.0	23.1

Income tax expense

Figure 13. Income tax expense (million USD)
	3Q13	3Q14	9M13	9M14
Tax expense	699	684	1 548	1 750
Effective tax rate	20.0%	18.5%	10.7%	17.9%
Normalized effective tax rate	21.3%	19.7%	18.1%	18.9%

Income tax in 3Q14 was 684 million USD with a normalized effective tax rate (ETR) of 19.7%, compared to an income tax expense of 699 million USD in 3Q13 and a normalized ETR of 21.3%.

Share of results of associates

3Q14 included a share of results of associates of 1 million USD compared to 5 million USD in 3Q13, and 9M14 included a share of results of associates of 12 million USD compared to 288 million USD in 9M13.

In the first five months of 2013, the share of results of associates reflected AB InBev’s equity investment in Grupo Modelo. Since the combination between Grupo Modelo and AB InBev at the start of June 2013, the results of Grupo Modelo are being fully consolidated.

PRESS RELEASE Brussels, 31 October 2014 – 11 / 18

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest increased from 430 million USD in 3Q13 to 517 million USD in 3Q14, due to underlying profit growth. Profit attributable to non-controlling interest increased from 1 290 million USD in 9M13 to 1 337 million USD in 9M14.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q13	3Q14	9M13	9M14

Profit attributable to equity holders of AB InBev	2 366	2 499	11 875	6 689
Non-recurring items, after taxes, attributable to equity holders of AB InBev	9	-81	-6 162	-3
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-170	-103	-151	-341

Normalized profit attributable to equity holders of AB InBev	2 205	2 315	5 562	6 345

Normalized profit attributable to equity holders of AB InBev was 2 315 million USD in 3Q14 compared to 2 205 million USD in 3Q13, mainly driven by lower net finance costs. In 9M14, normalized profit attributable to equity holders of AB InBev increased to 6 345 million USD from 5 562 million USD in 9M13.

Profit attributable to equity holders of AB InBev was 2 499 million USD in 3Q14, compared to 2 366 million USD in 3Q13, reflecting a non-recurring gain of 81 million USD primarily due to incremental proceeds from disposals in previous years. In 9M14, profit attributable to equity holders of AB InBev decreased to 6 689 million USD from 11 875 million USD in 9M13 reflecting the non-recurring fair value adjustment on the initial investment held in Grupo Modelo, reported in 9M13.

Normalized EPS

Figure 15. Earnings per share (USD)
	3Q13	3Q14	9M13	9M14
Basic earnings per share	1.44	1.53	7.36	4.10
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.02	-0.05	-3.82	—
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.10	-0.06	-0.09	-0.21

Normalized earnings per share	1.36	1.42	3.45	3.89

Normalized earnings per share (EPS) increased to 1.42 USD in 3Q14 from 1.36 USD in 3Q13 and to 3.89 USD in 9M14 from 3.45 USD in 9M13.

PRESS RELEASE Brussels, 31 October 2014 – 12 / 18

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q13		9M13
	Reported	3Q14	Reported	9M14
Profit attributable to equity holders of AB InBev	2 366	2 499	11 875	6 689
Non-controlling interests	430	517	1 290	1 337
Profit	2 796	3 016	13 165	8 026
Income tax expense	699	684	1 548	1 750
Share of result of associates	-5	-2	-288	-13
Net finance (income)/cost	562	366	1 817	1 614
Non-recurring net finance (income)/cost	-170	-103	-151	-341
Non-recurring items above EBIT (incl. non-recurring impairment)	26	-66	-6 253	40
Normalized EBIT	3 908	3 895	9 838	11 076
Depreciation, amortization and impairment	756	850	2 151	2 400
Normalized EBITDA	4 664	4 745	11 989	13 476

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance. Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 31 October 2014 – 13 / 18

NOTES

AB InBev’s 3Q14 and 3Q13 and 9M14 and 9M13 reported numbers are based on condensed unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The results of OB are reported in the Asia Pacific zone, as a scope change, as from 1 April 2014.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geographic mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 3Q13 reference base volumes related to the TSA have therefore been treated as a negative scope.

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented in this release includes 9 months of the Grupo Modelo combination. The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes, effective 1 January 2014 include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries.

3Q14 and 9M14 EPS is based upon a weighted average of 1 633 million shares compared to 1 613 million shares for 3Q13 and 9M13.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2014. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

The Third Quarter 2014 (3Q14) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 16 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2014, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10 and 12 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2014 (except for the volume information)

PRESS RELEASE Brussels, 31 October 2014 – 14 / 18

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Friday, 31 October 2014:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=737291&s=1&k=5E21BBD821AEBE58CD44792B63E1D82B

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/31330956

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 31 October 2014 – 15 / 18

Annex 1		Scope
AB InBev Worldwide	3Q13		Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	119 664	4 000	—	-3 013	120 651	-2.6%
of which AB InBev own beer	107 907	3 526	—	-2 906	108 527	-2.7%
Revenue	11 712	434	-173	267	12 239	2.3%
Cost of sales	-4 750	-156	75	-136	-4 966	-2.9%
Gross profit	6 962	278	-98	132	7 273	1.9%
Distribution expenses	-1 076	-46	21	-98	-1 199	-9.0%
Sales and marketing expenses	-1 610	-100	15	-115	-1 809	-7.2%
Administrative expenses	-662	-15	4	23	-651	3.5%
Other operating income/(expenses)	289	-41	2	30	281	11.8%
Normalized EBIT	3 904	74	-54	-28	3 895	-0.7%
Normalized EBITDA	4 659	92	-69	63	4 745	1.3%
Normalized EBITDA margin	39.8%				38.8%	-37 bp

North America	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	33 243	211	—	-1 171	32 283	-3.5%
Revenue	4 343	59	-19	-99	4 285	-2.2%
Cost of sales	-1 742	-11	4	39	-1 709	2.3%
Gross profit	2 601	48	-15	-59	2 576	-2.2%
Distribution expenses	-323	-19	3	-15	-354	-4.2%
Sales and marketing expenses	-513	-8	1	-42	-561	-7.9%
Administrative expenses	-121	-2	—	8	-115	7.0%
Other operating income/(expenses)	20	-10	-1	8	18	94.6%
Normalized EBIT	1 664	8	-11	-97	1 562	-5.8%
Normalized EBITDA	1 858	5	-12	-98	1 753	-5.3%
Normalized EBITDA margin	42.8%				40.9%	-132 bp

Mexico	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	9 311	—	—	267	9 578	2.9%
Revenue	1 150	-93	-12	87	1 132	8.2%
Cost of sales	-354	56	3	-55	-349	-18.7%
Gross profit	796	-37	-9	31	782	4.1%
Distribution expenses	-105	13	1	-15	-105	-15.6%
Sales and marketing expenses	-192	15	1	7	-169	3.8%
Administrative expenses	-112	5	1	10	-97	9.3%
Other operating income/(expenses)	53	-30	-1	32	54	—
Normalized EBIT	440	-34	-6	65	466	16.1%
Normalized EBITDA	533	-39	-7	81	568	16.5%
Normalized EBITDA margin	46.3%				50.2%	357 bp

Latin America - North	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 830	11	—	-33	28 808	-0.1%
Revenue	2 464	2	87	46	2 601	1.9%
Cost of sales	-810	—	-31	-48	-889	-6.0%
Gross profit	1 655	1	57	-1	1 711	-0.1%
Distribution expenses	-314	—	-10	-31	-356	-10.0%
Sales and marketing expenses	-257	—	-15	-37	-309	-14.6%
Administrative expenses	-114	—	-3	-18	-135	-15.8%
Other operating income/(expenses)	174	—	1	3	177	1.7%
Normalized EBIT	1 144	—	31	-85	1 089	-7.5%
Normalized EBITDA	1 306	—	34	-45	1 294	-3.5%
Normalized EBITDA margin	53.0%				49.8%	-278 bp

PRESS RELEASE Brussels, 31 October 2014 – 16 / 18

Annex 1					3Q14
Latin America - South	3Q13	Scope	Currency	Organic		Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	8 167	—	—	188	8 355	2.3%
Revenue	706	—	-196	159	668	22.6%
Cost of sales	-278	—	73	-44	-249	-15.7%
Gross profit	428	—	-123	115	419	27.1%
Distribution expenses	-73	—	26	-22	-69	-30.0%
Sales and marketing expenses	-75	—	18	-10	-67	-13.2%
Administrative expenses	-27	—	5	—	-23	0.9%
Other operating income/(expenses)	—	—	3	-8	-6	—
Normalized EBIT	252	—	-72	76	254	30.1%
Normalized EBITDA	301	—	-83	80	297	26.6%
Normalized EBITDA margin	42.6%				44.5%	139 bp

Europe	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	13 119	37	—	-1 243	11 912	-9.5%
of which AB InBev own beer	12 604	36	—	-1 193	11 447	-9.5%
Revenue	1 391	3	-21	-59	1 313	-4.2%
Cost of sales	-608	-2	18	47	-546	7.7%
Gross profit	783	—	-3	-11	768	-1.5%
Distribution expenses	-133	—	2	6	-126	4.4%
Sales and marketing expenses	-284	-3	7	-8	-287	-2.8%
Administrative expenses	-81	1	2	5	-72	5.9%
Other operating income/(expenses)	10	—	—	-3	7	-31.1%
Normalized EBIT	295	-1	8	-13	289	-4.2%
Normalized EBITDA	416	—	3	-19	400	-4.5%
Normalized EBITDA margin	29.9%				30.5%	-9 bp

Asia Pacific	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	23 022	5 592	—	-1 087	27 527	-4.7%
Revenue	1 100	482	-10	55	1 626	4.9%
Cost of sales	-565	-217	5	-27	-804	-4.8%
Gross profit	535	265	-5	27	822	5.0%
Distribution expenses	-92	-40	—	-9	-141	-10.3%
Sales and marketing expenses	-243	-104	3	-20	-365	-8.2%
Administrative expenses	-90	-17	—	3	-103	3.1%
Other operating income/(expenses)	20	-1	—	5	25	26.8%
Normalized EBIT	130	103	-2	6	237	4.3%
Normalized EBITDA	227	127	-2	44	395	19.3%
Normalized EBITDA margin	20.6%				24.3%	283 bp

Global Export and Holding Companies	3Q13	Scope	Currency	Organic	3Q14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	3 972	-1 849	—	65	2 187	3.0%
Revenue	558	-19	-3	79	614	14.4%
Cost of sales	-393	18	2	-47	-420	-12.6%
Gross profit	165	-1	—	30	194	18.5%
Distribution expenses	-36	—	—	-12	-48	-32.4%
Sales and marketing expenses	-46	1	—	-5	-50	-11.4%
Administrative expenses	-116	-2	-2	15	-106	12.3%
Other operating income/(expenses)	13	—	1	-7	6	-57.4%
Normalized EBIT	-20	-1	-2	21	-2	—
Normalized EBITDA	20	-1	-1	20	38	94.0%

PRESS RELEASE Brussels, 31 October 2014 – 17 / 18

Annex 2
AB InBev Worldwide	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	335 344	7 764	—	2 539	345 646	0.8%
of which AB InBev own beer	300 884	6 803	—	1 672	309 359	0.6%
Revenue	33 787	937	-1 459	1 781	35 045	5.3%
Cost of sales	-14 080	-348	555	-248	-14 120	-1.8%
Gross profit	19 707	589	-904	1 534	20 925	7.8%
Distribution expenses	-3 241	-107	184	-260	-3 424	-7.9%
Sales and marketing expenses	-4 862	-200	185	-539	-5 415	-11.1%
Administrative expenses	-1 965	-41	50	-53	-2 010	-2.7%
Other operating income/(expenses)	800	184	-34	49	1 000	6.5%
Normalized EBIT	10 439	424	-518	731	11 076	7.0%
Normalized EBITDA	12 748	465	-617	879	13 476	6.9%
Normalized EBITDA margin	37.7%				38.5%	59 bp

North America	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	93 968	496	—	-1 660	92 805	-1.8%
Revenue	12 305	123	-88	-43	12 297	-0.3%
Cost of sales	-5 008	-26	20	146	-4 867	2.9%
Gross profit	7 297	97	-68	103	7 430	1.4%
Distribution expenses	-958	-42	16	-19	-1 003	-1.9%
Sales and marketing expenses	-1 438	-18	12	-191	-1 635	-13.1%
Administrative expenses	-352	-11	3	4	-356	1.2%
Other operating income/(expenses)	51	215	-1	10	276	24.3%
Normalized EBIT	4 599	240	-37	-91	4 711	-2.0%
Normalized EBITDA	5 178	232	-40	-103	5 267	-2.0%
Normalized EBITDA margin	42.1%				42.8%	-69 bp

Mexico	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 451	—	—	503	28 954	1.8%
Revenue	3 486	-93	-93	171	3 471	5.0%
Cost of sales	-1 208	56	28	65	-1 058	5.6%
Gross profit	2 278	-37	-65	236	2 412	10.5%
Distribution expenses	-354	13	9	-13	-344	-3.7%
Sales and marketing expenses	-624	15	16	-1	-595	-0.2%
Administrative expenses	-370	5	9	17	-339	4.8%
Other operating income/(expenses)	157	-30	-5	57	179	45.0%
Normalized EBIT	1 087	-34	-35	296	1 314	28.1%
Normalized EBITDA	1 369	-39	-44	343	1 630	25.8%
Normalized EBITDA margin	39.3%				47.0%	775 bp

Latin America - North	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	84 654	21	—	4 498	89 173	5.3%
Revenue	7 582	3	-599	827	7 814	10.9%
Cost of sales	-2 571	-1	203	-339	-2 708	-13.2%
Gross profit	5 011	2	-395	489	5 105	9.7%
Distribution expenses	-986	—	80	-128	-1 035	-13.0%
Sales and marketing expenses	-954	—	76	-133	-1 011	-14.0%
Administrative expenses	-380	—	30	-35	-385	-9.3%
Other operating income/(expenses)	476	—	-35	-6	435	-1.2%
Normalized EBIT	3 167	1	-244	186	3 110	5.9%
Normalized EBITDA	3 708	1	-287	249	3 671	6.7%
Normalized EBITDA margin	48.9%				47.0%	-185 bp

PRESS RELEASE Brussels, 31 October 2014 – 18 / 18

Annex 2		Scope			9M14
Latin America - South	9M13		Currency	Organic		Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	25 540	—	—	239	25 779	0.9%
Revenue	2 226	—	-636	389	1 979	17.5%
Cost of sales	-872	—	251	-120	-741	-13.7%
Gross profit	1 354	—	-385	269	1 238	19.9%
Distribution expenses	-225	—	78	-56	-202	-24.8%
Sales and marketing expenses	-255	—	72	-57	-240	-22.3%
Administrative expenses	-79	—	15	-7	-72	-8.8%
Other operating income/(expenses)	-10	—	5	-7	-12	-74.2%
Normalized EBIT	786	—	-216	143	712	18.2%
Normalized EBITDA	929	—	-253	163	839	17.6%
Normalized EBITDA margin	41.7%				42.4%	3 bp

Europe	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	36 479	41	—	-2 374	34 146	-6.5%
of which AB InBev own beer	35 145	41	—	-2 341	32 845	-6.7%
Revenue	3 807	4	-24	9	3 796	0.2%
Cost of sales	-1 721	-3	36	73	-1 615	4.3%
Gross profit	2 086	1	12	83	2 181	4.0%
Distribution expenses	-385	—	3	8	-375	2.0%
Sales and marketing expenses	-813	-5	13	-60	-865	-7.3%
Administrative expenses	-247	4	2	-13	-254	-5.4%
Other operating income/(expenses)	20	—	—	-5	15	-25.4%
Normalized EBIT	660	—	30	12	702	1.8%
Normalized EBITDA	1 021	1	20	-10	1 032	-0.9%
Normalized EBITDA margin	26.8%				27.2%	-32 bp

Asia Pacific	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	54 543	11 526	—	992	67 062	1.8%
Revenue	2 718	956	-5	307	3 976	11.3%
Cost of sales	-1 481	-400	3	-78	-1 956	-5.3%
Gross profit	1 237	556	-2	229	2 020	18.5%
Distribution expenses	-229	-78	—	-22	-329	-9.7%
Sales and marketing expenses	-633	-193	1	-67	-892	-10.5%
Administrative expenses	-236	-34	—	-6	-275	-2.7%
Other operating income/(expenses)	68	-1	—	16	84	24.0%
Normalized EBIT	208	250	-1	150	607	72.1%
Normalized EBITDA	496	303	-1	201	999	40.4%
Normalized EBITDA margin	18.3%				25.1%	478 bp

Global Export and Holding Companies	9M13	Scope	Currency	Organic	9M14	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	11 708	-4 321	—	340	7 726	4.6%
Revenue	1 663	-56	-15	121	1 712	7.5%
Cost of sales	-1 218	26	13	5	-1 174	0.4%
Gross profit	444	-30	-1	125	538	30.1%
Distribution expenses	-105	—	-2	-30	-136	-28.7%
Sales and marketing expenses	-144	2	-5	-31	-178	-21.6%
Administrative expenses	-301	-5	-9	-13	-328	-4.3%
Other operating income/(expenses)	37	—	2	-16	23	-41.1%
Normalized EBIT	-68	-33	-15	35	-80	36.3%
Normalized EBITDA	47	-33	-12	36	38	—
Normalized EBITDA margin